U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING


SEC FILE NO.: 333-104631

CUSIP NUMBER: 74058G 100

(Check One):

|_| Form 10-K |_| Form 20-F |_| Form 11-K |X|Form 10-Q |_| Form 10-D
|_| Form N-SAR Form |_| Form N-CSR

      For Period Ended: September 30, 2007

      |_|     Transition Report on Form 10-K
      |_|     Transition Report on Form 20-F
      |_|     Transition Report on Form 11-K
      |_|     Transition Report on Form 10-Q
      |_|     Transition Report on Form N-SAR
      For the Transition Period Ended: ____________________

--------------------------------------------------------------------------------
  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
Part I -- Registrant Information

Full Name of Registrant                     Premier Wealth Management, Inc.

Former Name if Applicable:                  Tally Ho Ventures, Inc.

Address of Principal Executive Office       5 Them. Dervis Street, 3rd Floor,
City, State and Zip Code                    CY-1066 Nicosia, Cyprus

Part II -- Rules 12b-25(b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|_|   (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

Part III -- Narrative

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Premier Wealth Management, Inc. is not able to file its Form 10-Q for the quarter ended September 30, 2007 within the time period prescribed because it is still completing its financial statements and related documentation.

Part IV -- Other Information

      (1) Name and telephone number of person to contact in regard to this notification.

          Nigel Gregg, Chief Executive Officer          011-352 2630 1540
--------------------------------------------------------------------------------
                    (Name and Title)               (Area Code)(Telephone Number)

      (2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

      |X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      |_| Yes |X| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Premier Wealth Management, Inc.
--------------------------------------------------------------------------------
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 15, 2007                     By:  /s/ Nigel Gregg
                                             Name:  Nigel Gregg
                                             Title:  Chief Executive Officer


                                       -3-